Monthly Report - September, 2020

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $         (47,570)     (19,721,367)
Change in unrealized gain (loss) on open            2,632,855        1,781,331
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury              12,804          132,246
      obligations
   Change in unrealized gain (loss) from U.S.        (47,175)         (73,673)
      Treasury obligations
Interest Income 			               46,932        1,264,046
Foreign exchange gain (loss) on margin deposits      (10,461)        (217,864)
				                 ------------    -------------
Total: Income 				            2,587,385     (16,835,281)

Expenses:
   Brokerage commissions 		              403,261        4,121,793
   Management fee 			               46,004          465,530
   20.0% New Trading Profit Share 	                    0                0
   Custody fees 		       	                5,961           21,482
   Administrative expense 	       	               49,299          711,589
					         ------------    -------------
Total: Expenses 		                      504,525        5,320,394
Net Income(Loss)			   $        2,082,860     (22,155,675)
for September, 2020

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (102,606.671    $     2,648,297    115,333,050    117,981,347
units) at August 31, 2020
Addition of 		 	              0         25,364         25,364
16.624 units on September 1, 2020
Redemption of 		 	              0    (2,754,846)    (2,754,846)
(2,092.217) units on  September 30, 2020*
Net Income (Loss)               $        55,951      2,026,909      2,082,860
for September, 2020
         			   -------------   -------------   -----------


Net Asset Value at September 30, 2020
(100,566.099 units inclusive
of 35.021 additional units) 	      2,704,248    114,630,477    117,334,725
				  =============  ============= ==============


		GLOBAL MACRO TRUST September 2020 UPDATE
                      Year to Date     Net Asset
Series	  September ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1    1.62% 	  (14.77)%  $  1,036.87	   78,019.206 $    80,895,815
Series 3    1.96% 	  (12.01)%  $  1,545.43	   15,287.150 $    23,625,213
Series 4    2.11% 	  (10.85)%  $  2,011.37	    3,980.250 $     8,005,765
Series 5    1.90% 	  (12.51)%  $  1,466.06	    3,279.493 $     4,807,932

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, co-chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




					October 15, 2020
Dear Investor:

Gains came from trading energy, interest rate and equity futures and currency forwards. Trading of metal futures was marginally unprofitable, trading of soft commodity futures was marginally profitable, and trading of agricultural commodities was flat.

Rising COVID-19 cases in many countries and ensuing restrictions, a tapering of fiscal support programs, uncertainty surrounding the upcoming U.S. presidential election, and continued tensions between Beijing and Washington led to a deceleration in economic momentum and increased turbulence in markets during September.

Against this background, equity markets were volatile and mixed though fractionally profitable for the month. Trading was profitable in U.S.
equity futures, especially short positions in NASDAQ futures early in the month, and in Swedish, Emerging market, and EAFE index futures. On the other hand, long positions in European, Chinese and Australian equity futures and short positions in Japanese futures posted partially offsetting losses. Wall Street equities bounced higher near month-end with investors scooping up shares in beaten-down stocks as the choppy month drew to a close.

Crude oil prices dipped about 10% during September as demand weakened along with the slowdown in economic activity and as OPEC+ supply increased, especially due to the reemergence of Libyan production and exports. Consequently, short positions in WTI crude oil, Brent crude oil, heating oil and London gas oil were profitable. A long RBOB gasoline position was also profitable when prices rose in the wake of refinery disruptions due to Hurricane Sally.

The threat of economic slowdown and some safe haven buying led to gains from long positions in French, Italian, Japanese, Australian and select German interest rate futures. Long positions in U.S., U.K. and Canadian bond futures posted partially offsetting losses as yields rose late in the month.

The U.S. dollar, which had fallen significantly since late March, recovered somewhat during the risk-off environment that characterized most of September. Long dollar trades against the pound sterling, Brazilian real, Mexican peso, Canadian dollar, Australian dollar and Norwegian kroner posted profits. Trading the euro against other European currencies was also marginally profitable. Meanwhile, short dollar trades versus the euro and the currencies of Russia, Sweden, Poland, New Zealand, Singapore and Israel produced partially offsetting losses.

The stronger dollar and weakening economic activity weighed on metal prices, producing small losses on long silver, zinc and gold positions.

A short coffee position was profitable as prices receded from the 5-month highs reached at the start of September. A long soybean trade wasprofitable as Chinese demand drove grain prices higher, while short corn and wheat positions posted offsetting losses.



				  Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman